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                              SCHEDULE 14A INFORMATION

           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



Filed by the Registrant                                        [ ]
Filed by a party other than the Registrant                     [X]


Check the appropriate box:
 [ ]       Preliminary Proxy Statement
 [ ]       Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))
 [X]       Definitive Proxy Statement
 [ ]       Definitive Additional Materials
 [ ]       Soliciting Material Pursuant  to Section 240.14a-12

                         MORTON'S RESTAURANT GROUP, INC.
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                (Name of Registrant as Specified In Its Charter)

                            BFMA HOLDING CORPORATION
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    (Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

         [X]      No fee required.
         [ ]      Fee computed on table below per Exchange Act
                  Rules 14a-6(i)(4) and 0-11.

                  (1) Title of each class of securities to which transaction applies:

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                  (2) Aggregate number of securities to which transaction
                      applies:

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                  (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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                  (4) Proposed maximum aggregate value of transaction:

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                  (5)      Total fee paid:
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         [ ]      Fee paid previously with preliminary materials:
         -----------------------------------------------------------------------

         [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  (1)      Amount Previously Paid:

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                  (2)      Form, Schedule or Registration Statement No.:

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                  (3)      Filing Party:

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                  (4)      Date Filed:

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                                EXPLANATORY NOTE

         This document was previously filed on April 26, 2001. Please note that the only changes to this document were made to (i) add the section captioned "Recent Developments-Offer To Purchase Morton's For $28.25 Per Share In Cash",
(ii) update the section captioned "Background and Recent Events" and (iii) supplement Schedule I with the information set forth under the section captioned "Information Concerning Directors and Executive Officers of Icahn".

         RECENT DEVELOPMENTS- OFFER TO PURCHASE MORTON'S FOR $28.25 PER
                                  SHARE IN CASH

         By letter dated May 1, 2001, BFMA made a fully-financed offer to acquire all of the outstanding shares of common stock of Morton's for $28.25 per Share in cash (the "Offer"). See "Background & Recent Events" for details of communications between BFMA and Morton's leading up to the Offer. To finance the Offer, BFMA has committed to provide no less than $20 million of equity and has received a commitment from Icahn Associates Corp., an affiliated entity of Carl
C. Icahn, to provide $240 million in bridge financing in the form of $120 million of senior financing and at least $120 million of subordinated bridge notes. These commitments provide for aggregate capital in excess of $260 million, more than enough to consummate the purchase of Morton's at $28.25 per Share, refinance any debt as necessary and pay the fees and expenses of the acquisition.

         BFMA's Offer of $28.25 per Share represents a premium of approximately 36% over the weighted average closing price of Morton's common stock over the last twenty (20) trading days prior to BFMA's delivery of the Offer.

         BFMA is soliciting proxies because it believes that the election of the BFMA Nominees represents the best means for the Stockholders to communicate to Morton's directors (the "Directors") their desire to explore strategic alternatives, including a possible sale of Morton's to BFMA or a third party, as a way to maximize value for all of the Stockholders. If elected, the BFMA Nominees have indicated that, subject to their fiduciary duties to the Stockholders, they will seek to convince the other Directors to form a Special Committee of Directors and hire independent financial and legal advisors to arrange a prompt sale of Morton's to the highest bidder and on the most favorable terms available to Morton's. Prior to consummating a transaction between BFMA and Morton's, BFMA and Morton's will each be required to comply with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         If elected, the BFMA Nominees will constitute a minority of the current nine (9) members of the Board. Under Morton's Amended and Restated Bylaws, a majority of the whole Board constitutes a quorum, and action may be taken by a vote of a majority of the directors when a quorum is present. Accordingly, the BFMA Nominees would not be in a position, without the support of at least two or more of the incumbent members of the Board, to effect any action, including a sale of Morton's. There can be no assurance that the incumbent members of the Board will vote with the BFMA Nominees to sell





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Morton's. BFMA believes, however, that Stockholder support for the BFMA Nominees set forth in this proxy statement may encourage the Board to maximize stockholder value through the sale of Morton's to the highest bidder.

         This proxy statement is not an offer for the purchase of Shares. There can be no assurance that, if the BFMA Nominees are elected, a sale of Morton's, through the Offer or otherwise, will occur.

                          BACKGROUND AND RECENT EVENTS

         BFMA has been following Morton's progress for the last few years and on January 25, 2001 increased its holdings of Morton's common stock to over five percent (5%). As one of Morton's largest stockholders, BFMA attempted to arrange a meeting between its Chairman and President, Barry Florescue, and Morton's Chairman and Chief Executive Officer, Allen Bernstein, to discuss Morton's and the restaurant industry in general and to make some friendly and informal suggestions regarding freeing up what BFMA perceived to be the trapped value in the Shares. Mr. Bernstein refused to meet with BFMA. Ultimately, on March 15, 2001, Mr. Florescue met with the Chief Financial Officer of Morton's, Tom Baldwin. Mr. Florescue shared BFMA's thoughts regarding Morton's and the restaurant industry in general. He also expressed BFMA's concerns regarding the lack of stockholder representation on the Board and BFMA's belief that the share repurchases made by Morton's over the last two years, buying back over thirty-eight percent (38%) of the then outstanding Shares, have served to reduce the already limited liquidity in the Shares. Mr. Florescue informally requested that Morton's consider expanding the Board to include stockholder representatives. BFMA was informed that the Nominating Committee had already made its selections for the Board seats and it was not prepared to expand the number of the Board seats. BFMA then believed that the only way to obtain Stockholder representation on the Board was to take its case directly to the Stockholders. On March 20, 2001, BFMA sent a letter to Morton's nominating the BFMA Nominees for election as Class 3 Directors at the Annual Meeting.

         Morton's has stated in its definitive proxy statement that the Board is committed to maximizing long-term value for all of the Stockholders and that it is actively pursuing this goal. However, this commitment has not been reflected in the Board's recent actions. The Board has recently provided Morton's management with what BFMA believes to be very lucrative employment agreements and change of control agreements that serve only to entrench Morton's management. The Board has also provided Morton's management with generous salaries, bonuses and stock option grants that serve to hurt the earning power and long-term value of the Shares. BFMA believes that the election of the BFMA Nominees will cause the Board to refocus on maximizing current Stockholder value for ALL of the Stockholders.

         On April 23, 2001, Allen Bernstein sent a letter to the Stockholders attacking BFMA, the BFMA Nominees and Mr. Florescue. On May 1, 2001, BFMA made the Offer, which is a fully- financed offer to acquire all of the outstanding Shares it does not already own for $28.25 per Share in cash. On May 3, 2001,



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Barry Florescue filed a fight letter with the SEC in connection with the Offer and the proxy contest relating to the election of the BFMA Nominees as Class 3 Directors at the Annual Meeting.

         THE BFMA NOMINEES ARE COMMITTED, SUBJECT TO THEIR FIDUCIARY DUTIES TO THE STOCKHOLDERS, TO GIVING ALL THE STOCKHOLDERS THE OPPORTUNITY TO RECEIVE THE MAXIMUM VALUE FOR THEIR SHARES. A VOTE FOR THE BFMA NOMINEES WILL ENABLE YOU -- AS THE OWNERS OF MORTON'S -- TO SEND A STRONG MESSAGE TO THE BOARD THAT YOU ARE COMMITTED TO MAXIMIZING THE VALUE OF YOUR SHARES.


                                   SCHEDULE I

                             INFORMATION CONCERNING
                        DIRECTORS AND EXECUTIVE OFFICERS
                                    OF ICAHN

       To finance the Offer, BFMA has received a commitment from Icahn Associates Corp., an affiliated entity of Carl C. Icahn, to provide $240 million in bridge financing in the form of $120 million of senior financial and at least $120 million of subordinated bridge notes. Icahn Associates Corp., (formerly S.P. Arrow Corp.), a Delaware corporation ("Icahn"), is a diversified investment firm and a wholly-owned subsidiary of Starfire Holding Corporation, a Delaware corporation and a holding company wholly-owned by Mr. Icahn. The business address of Icahn is 767 Fifth Avenue, 47th Floor, New York, New York 10153. Mr. Icahn is the Chairman of the Board and a director of Icahn. Mr. Glass is the President of Icahn. Mr. Icahn and Mr. Glass are each citizens of the United States and neither has, during the past ten (10) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). By virtue of its commitment, Icahn may be deemed to be a participant in this solicitation.

         Carl C. Icahn, age 65, has served as Chairman of the Board and a Director of each of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately-held holding company, and Icahn, and Chairman of the Board and a Director of various other subsidiaries of Starfire, including ACF Industries, Incorporated, a privately-held railcar leasing and manufacturing company, since 1984. He has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. Mr. Icahn has been a Director of Cadus Pharmaceutical Corporation, a firm which holds various biotechnology patents, since 1993. Since August 1998 he has also served as Chairman of the Board of Lowestfare.com, LLC, an Internet travel reservations company. From October 1998, Mr. Icahn has been the President and a Director of Stratosphere Corporation which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, Inc., GB Property Funding,




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Inc. and Greate Bay Hotel & Casino, Inc. which owns and operates the Sands Hotel in Atlantic City, NJ. All of the foregoing companies are affiliated with Mr. Icahn. Mr. Icahn received his B.A. from Princeton University.

         Russell D. Glass, age 38, since April 1998 has been President and Chief Investment Officer of Icahn. Since August 1998 he has also served as Vice-Chairman of Lowestfare.com, LLC, an Internet travel reservations company. Since April 2000 Mr. Glass has also served as the Chief Executive Officer of Cadus Pharmaceutical Corporation, a firm which holds various biotechnology patents. Previously, Mr. Glass had been a partner in Relational Investors LLC, from 1996 to 1998, and in Premier Partners Inc., from 1988 to 1996, firms engaged in investment research and management. From 1984 to 1986 he served as an investment banker with Kidder, Peabody & Co. Mr. Glass served as a Director of Automated Travel Systems, Inc., a software development firm. He currently serves as a Director of Axiom Biotechnologies, Inc., a pharmacology profiling company; Cadus Pharmaceutical Corporation; Lowestfare.com, Inc.; National Energy Group, Inc., an oil & gas exploration and production company; Next Generation Technology Holdings, Inc.; and the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers Football Club. Mr. Glass earned a B.A. in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.